UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File No. 00-30082

MERUS LABS INTERNATIONAL INC.
(Translation of registrant's name into English)

Suite 2007, 1177 West Hastings Street
Vancouver, BC V6E 2K3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [X]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
4.1	An Exclusive License and Distribution Agreement between Merus Labs and Innocoll Pharmaceuticals Limited dated September 17, 2010.
4.2	An Asset Purchase Agreement between Merus Labs and Iroko International LP dated May 13, 2011.
4.3	An Arrangement Agreement between Old Merus and Envoy dated November 10, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2012

MERUS LABS INTERNATIONAL INC.

/s/ Andrew Patient
_________________________________________
Andrew Patient
Chief Financial Officer